375 Water Street, Suite 645
Vancouver, BC, V6B5C6, Canada
Telephone (604) 453-4870

October 26, 2009

VIA EDGAR

Mr. H. Christopher Owings
Accounting Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Live Current Media Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filing Date: May 7, 2009
File No. 333-158951
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008
Filing Date: September 11, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filing Date: May 15, 2009
File No.: 0-29929

Dear Mr. Owings:

This letter is in response to your letter dated October 7, 2009.  In conjunction with this letter, we are also filing Amendment No. 2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Second 10-K Amendment”), Amendment No. 2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 and (the “Second March 2009 10-Q Amendment”).

For your ease of reference, we have included your comments below.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008

Amended and Restated Consolidated Financial Statements, page F-1

1.           Please revise to prominently label the column headings as “restated” throughout your financial statements.  Furthermore, please make conforming changes throughout your restated Form 10-K/A.  Similarly, please revise your March 31, 2009 Form 10-Q/A accordingly.

We have revised the column headings of our restated financial statements as you requested.  Please see the Second 10-K Amendment and the Second March 2009 10-Q Amendment.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 26, 2009

Consolidated Statements of Operations, page F-4

2.           We note your response to comment 13 of our letter dated May 28, 2009.  Please revise your statements of operations to present two subtotals within other income (expenses).  In this regard, non-operating income (expenses) should be separately presented from operating income (expenses).  For example, your interest expense and interest income items would be considering [sic] non-operating in nature.  See Rule 5-03 of Regulation S-X.  Please also revise your March 31, 2009 Form 10-Q/A, and your June 30, 2009 Form 10-Q accordingly.

We have revised the consolidated statements of operations as you requested.  Please see the Second 10-K Amendment and the Second March 2009 10-Q Amendment.  Since we will be filing our Quarterly Report on Form 10-Q for the period ended September 30, 2009 in approximately 3 weeks, we request that we be permitted to include these changes in that document rather than amend our Quarterly Report on Form 10-Q for the period ended June 30, 2009.  We do not believe that including this information in the consolidated statements of operations for the period ended June 30, 2009 will provide any additional benefit to the users of the financial statements.

3.           We note you are excluding depreciation and amortization from costs of sales.  If depeciation expense is excluded from cost of sales, then please revise the description of costs of goods sold (excluding of depreciation and amortization as shown below) or similar caption to comply with SAB Topic no. 11.B.

We have revised the consolidated statements of operations as you requested.  Please see the Second 10-K Amendment and the Second March 2009 10-Q Amendment.

4.           We note your response to comment 16 of our letter dated May 28, 2009.  We reissue our prior comment.  In this regard, since you consolidated Global Cricket Venture you should therefore revise your statements of operations to include the Global Cricket Venture expenses within the appropriate expense catagories in your statements of operations.

We have revised the consolidated statements of operations as you requested.  Please see the Second 10-K Amendment and the Second March 2009 10-Q Amendment.

Note 1 – Nature of Business and Basis of Presentation, page F-8

5.           We note your response to comment 18 of our letter dated May 28, 2009.  Please revise your March 31, 2009 Form 10-Q to comply with the presentation and disclosure requirements of SFAS no. 160 with regard to your non-controlling interest.

We understand that our presentation of the net loss attributable to non-controlling interest in the consolidated statements of operations included in our March 31, 2009 Form 10-Q/A did not comply with the reporting requirements of SFAS No. 160.  We remedied this in our Form 10-Q for the period ended June 30, 2009 and we intend to report it correctly in our future filings.  The net loss attributable to our non-controlling interest at March 31, 2009 totaled $23,972, while our total revenues totaled $1,752,382 and our net loss (exclusive of this item) totaled $916,408.  We disclosed the net loss attributable to our non-controlling interest at March 31, 2009 in Note 5 to the consolidated financial statements for the quarter ended March 31, 2009.  Due to the immaterial amount of this item as compared to our total revenues and net loss and the fact that we intend to correctly present this item in future filings, we would like to be relieved from the requirement that we revise our consolidated statements of operations to include it.  We do not believe that including this information in the consolidated statements of operations will provide any additional benefit to the users of the financial statements.

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
October 26, 2009

Note 21 – Restated Quarterly Financial Data (unaudited), page F-42

6.           Please revise to provide the comprehensive disclosures you outlined in your exhibits to your letter dated August 25, 2009.  In this regard, your proposed disclosure in your August 25, 2009 letter provided entire restated statements of operations for the quartery fiscal 2008 periods as opposed to your current summary presentation.

We have revised the disclosure as you requested.  Please see Note 21 to our consolidated financial statements included in the Second 10-K Amendment beginning on page F-42.

Rule 13a-14(a)/15(d)-14(a) Certifications, Exhibits 31.1 and 31.2

7.           We note that the wording of your certifications provided pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 continues to vary from the language set forth in Item 601(b)(31) of Regulation S-K.  In this regard, paragraph two includes the word “annual” before the word “report.”  Though it appears that you have corrected this error in the certifications you provide in your subsequent Form 10-Qs please keep this in mind in future annual reports on Form 10-K.  Also, you continue to include “Live Current Media Inc. Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002” as the title to the certification when this is not set forth in the form.  Your certifications should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K.  Please make appropriate changes to your future certifications and confirm your intention to do so.

This will confirm that we understand that our certifications should be worded exactly as set forth in Item 601(b)(31) of Regulation S-K and that the certifications that we include in our future reports will appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

In making our responses we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to Mary Ann Sapone, Esq. of Richardson & Patel LLP at (310) 208-1154.  Ms. Sapone’s direct telephone number is (707) 937-2059.

We look forward to hearing from you shortly.

Very truly yours, LIVECURRENT MEDIA INC. By: /s/ C. Geoffrey Hampson C. Geoffrey Hampson, Chief Financial Officer

cc:  Robert Babula, Andrew Mew, Robert W. Errett, Ellie Bavaria